UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

On September 12, 2023, MultiMetaVerse Holdings Limited (the “Company”) entered into a series of debt transfer agreements and debt conversion agreements with Gaea Holdings Inc. (“Gaea”), pursuant to which all the principals and accrued interests owed by the Company and its subsidiaries to Gaea’s related parties of an aggregate amount of US$7,003,834 (“Aggregate Outstanding Debt”) shall be transferred to Gaea. At a later time to be determined by the parties, the Aggregate Outstanding Debt shall be converted into Class A Ordinary Shares of the Company, including 1,961,914 Class A Ordinary Shares issuable to Gaea Holdings Inc. and 4,347,846 Class A Ordinary Shares issuable to Avatar Group Holdings Limited, at a per share price of US$1.11, which is the average closing price over the last twenty trading days as of September 11, 2023. The executed loan conversion agreements are filed herewith as Exhibit 99.2 and Exhibit 99.3.

In addition, the Company has entered into non-binding term sheets with three prospective PIPE investors for the subscription of an aggregate of up to 50,000,000 Class A Ordinary Shares of the Company upon certain conditions, at a per share price of US$1.00.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2023

MultiMetaVerse Holdings Limited

	By:	/s/ Yiran Xu
		Name:	Yiran Xu
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 12, 2023
99.2	Loan Conversion Agreement between MultiMetaVerse Holdings Limited and Avatar Group Holdings Limited
99.3	Loan Conversion Agreement between MultiMetaVerse Holdings Limited and Gaea Holdings Inc.

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